Exhibit 99.1

BW LPG Limited – Q1 2026 Financial Report Release and Earnings Presentation on 2 June 2026

Singapore, 19 May 2026

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”), the owner and operator of the world’s largest fleet of Very Large Gas Carriers (VLGCs), announces today that it will publish its Q1 2026 Financial Report on Tuesday, 2 June 2026 at approximately 07:00 CEST/ 01:00 EDT/ 13:00 SGT.

In connection with the publication of the financial results, BW LPG will host an Earnings Presentation led by Kristian Sørensen, CEO, and Samantha Xu, CFO.

Event details are as following:

Date: Tuesday, 2 June 2026

Local times:

Oslo, Norway – 14:00 CEST

New York, USA – 08:00 EDT

Singapore – 20:00 SGT

The presentation will be held live via Zoom. Participants are kindly requested to register in advance using the following link: https://bit.ly/BWLPGQ12026

Registered participants will receive a confirmation email containing access details for the Zoom meeting. A recording of the presentation will be made available on the Company’s website following the event at https://www.bwlpg.com/investor/

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.